FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 2, 2007

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR
ENGINEERING, INC.

Date: February 2, 2007	By:	/s/ Joseph Tung

	Name:	Joseph Tung
	Title:	Chief Financial Officer

Item 1

For Release on February 2, 2007

NXP Semiconductors and ASE Team up to form Joint Venture for
IC Testing and Packaging in Suzhou

Industry leaders combine expertise to deliver best-in-class test and packaging capabilities

Eindhoven, Netherlands and Taipei, Taiwan February 2, 2007 – NXP Semiconductors, formerly Philips Semiconductors, and Advanced Semiconductor Engineering, Inc. (ASE, TAIEX: 2311, NYSE: ASX) today announced the signing of a Memorandum of Understanding to form a joint venture (JV) in Suzhou, China focused on semiconductor testing and packaging. It is planned that NXP will hold a 40 percent share while ASE will hold the remaining 60 percent. Terms of the agreement are subject to final negotiations between NXP and ASE and the receipt of necessary approvals from regulatory authorities. No financial details will be disclosed.

The JV will serve the international and domestic Chinese markets, focusing on testing and packaging of a wide range of semiconductors in areas such as mobile communications, consumer electronics and automotive products. Since the new company will be located at NXP’s existing manufacturing site in Suzhou, China, the parties expect that the JV will be able to quickly and efficiently serve customers and meet the required fast time-to-market requirements necessary to compete in the high tech arena. The JV is expected to begin operations in Q2 2007. NXP will contribute its existing testing and packaging operation in Suzhou as its initial investment into the JV. This JV does not affect the other testing and packaging sites for NXP in Asia and Europe.

“We’re pleased to be able to strengthen our relationship with ASE through the formation of this JV and appreciate the willingness of governments to help in this regard,” said Ajit Manocha, Chief Manufacturing Officer, NXP Semiconductors. “The JV combines the expertise of both companies to provide high-quality, competitive products to address the needs of electronics manufacturers around the world.”

“NXP has been a leader in semiconductors for more than 50 years, bringing a unique blend of innovative processes, manufacturing capabilities and advanced product development to the industry," said Dr. Tien Wu, Chief Operating Officer, ASE. “ASE is the world’s largest independent provider of IC packaging and testing services. We look forward to working together with NXP to strengthen our leadership position and bring additional value to our customers.”

About NXP Semiconductors

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in the Netherlands, the company has 38,000 employees working in 26 countries across the world. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at http:www.nxp.com.

About ASE

ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., IBM Corporation, NVIDIA Corporation, NXP, Qualcomm Incorporated, RF Micro Devices Inc., ST Microelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE has established a reputation for reliable, high quality products and services. For more information, visit ASE’s website at http://www.aseglobal.com.

END

Note to Editors

If any NXP trademarks are used, make sure the ® or ™ symbol is used after the first occurrence in the press release body text, and include a note to editors at the end. Nexperia is a trademark of NXP. All other brands or product names are property of their respective holders

Forward-looking Statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and ASE and certain plans and objectives of NXP and ASE with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Media contacts:
NXP Semiconductors
Europe:	Heather Drake	Greater China:	Terry Chiang
	+31.40.27.65949		Tel. +886.2.8170.9992
	heather.drake@nxp.com		Mobile: +886.935.123.978
terry.chiang@nxp.com
USA:	Paul Morrison
	Tel. +1.408.474.8769	APAC:	Mark Chisholm
	paul.morrison@nxp.com		Tel. +81.3.3740.4792
mark.chisholm@nxp.com
ASE
Freddie Liu, Vice President		Clare Lin, Director (US Contact)
Tel. +886.2.8780.5489		Tel. +1.408.986.6524
freddie_liu@aseglobal.com		clare.lin@aseus.com